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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of April 2003 (April 16, 2003)

Commission File Number: 0-15850

                                 ANSELL LIMITED
                 (Translation of registrant's name into English)

        Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  X  Form 40-F __
                                    ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): X
                                             -

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes __ No  X
                                            ---

        This Form 6-K is designated as incorporated by reference into the Form F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

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                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ANSELL LIMITED
                                           (Registrant)


                                    By:    /s/ DAVID M. GRAHAM
                                           ------------------------

                                    Name:  DAVID M. GRAHAM
                                           ------------------------

                                    Title: GROUP TREASURER
                                           ------------------------

Date:  April 16, 2003

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                         [LETTERHEAD OF ANSELL LIMITED]


16 April, 2003


                         Ansell Announces Share Buy-Back

The Chairman of Ansell, Dr Ed Tweddell today announced that the company will undertake an on market buy-back of up to 10 million shares over the coming year, following the successful completion of its capital management review. He also noted that a decision regarding the reintroduction of dividends would be made once the full year results were finalised.

Dr. Tweddell said: "After a thorough capital management review, we have adopted a "balanced strategy" within the parameters of the Board's long term target of an investment grade credit rating. The strategy takes into account Ansell's strong balance sheet and cash flow, and also recognises the needs of shareholders and of the business."

Dr Tweddell confirmed that "Ansell will only buy back shares at times and at prices the Board believes to be in the best interests of the Company and its shareholders".

Ansell's CEO, Mr Harry Boon, commented "The balanced strategy is designed to retain a conservative balance sheet. At the same time, the strategy will ensure sufficient capital resources are available to fund internal business growth needs and bolt-on acquisitions, while immediately returning cash to shareholders through the share buy-back."

Mr. Boon went on to say: "As part of our commitment to greater transparency and better communication with shareholders, we will comment further on the outlook for the full year at the end of April.

For further information, please contact:

Media                                      Investors & Analysts

Peter Brookes                              Rustom Jilla
Cannings                                   Chief Financial Officer
Telephone: (+61) 0407 911 389              Telephone: USA (+1) 732 345 5359
Email:     pbrookes@cannings.net.au        Email:     rjilla@ansell.com


                                           David Graham
                                           General Manager - Finance & Treasury
                                           Telephone: (+61) 3 9270 7215
                                           Mobile:    (+61) 0401 140 749
                                           Email:     dgraham@ap.ansell.com